Exhibit 99.5

PROXY FORM FOR THE COURT MEETING

IMPORTANT:

1.	For investors who have used their Central Provident Fund (“CPF”) monies to buy Company Shares, this circular is forwarded to them at the request of the banks approved by CPF to be its agent banks, being DBS Bank Ltd, Oversea-Chinese Banking Corporation Limited and United Overseas Bank Limited and is sent solely FOR INFORMATION ONLY.

2.	This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

Chartered Semiconductor Manufacturing Ltd.
(Incorporated in the Republic of Singapore)
Company Registration Number: 198703584K

FORM OF PROXY
FOR USE AT THE MEETING (OR ANY ADJOURNMENT THEREOF)
OF THE SHAREHOLDERS (AS DEFINED BELOW)

IN THE HIGH COURT OF THE REPUBLIC OF SINGAPORE

Originating Summons No. 1097)
of 2009/S	)

In the Matter of Chartered
Semiconductor Manufacturing Ltd.
(Registration No. 198703584K)

And

In the Matter of Section 210 of the
Companies Act, Chapter 50

SCHEME OF ARRANGEMENT

under Section 210 of the Companies Act, Chapter 50

Between

Chartered Semiconductor Manufacturing Ltd.

And

the Shareholders (as defined below)

And

ATIC International Investment Company LLC

I/We,(Note 1)	of

being the holder(s) of(Note 2)

ordinary shares each fully paid-up in the capital of Chartered Semiconductor Manufacturing Ltd.

(“Company Shares”), HEREBY APPOINT	of

or failing him,

of

or failing him the Chairman of the Meeting(Note 3), as my/our proxy to vote for me/us and on my/our behalf at the meeting (or any adjournment thereof) (the “Meeting”) of the holders of the Company Shares (“Shareholders”) to be held at Republic Polytechnic Lecture Theatre at W2 (LT-W2) Level 1, 9 Woodlands Avenue 9 Singapore 738964 on 4 November 2009 at 11.00 a.m. for the purpose of considering and, if thought fit, approving (with or without modification) the Scheme referred to in the notice convening the Meeting, and at the Meeting, to vote for me/us and in my/our name(s) for the said Scheme (either with or without modification, as my/our proxy may approve) or against the said Scheme as hereunder indicated.

FOR the Scheme (Note 4)	AGAINST the Scheme (Note 4)

Dated this day of 2009.

Signature(s) of Shareholder(s)/Common Seal

Notes:
IMPORTANT
Please read Notes on the reverse.

Notes:

1.	Full name(s) and address(es) are to be inserted in BLOCK CAPITALS.

2.	Please insert the total number of Company Shares held by you and in respect of which you wish to cast your vote. If you have Company Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore) or registered in your name in the Register of Members of the Company, you should insert that number of Company Shares. If you have Company Shares registered against your name in the Depository Register as well as in the Register of Members of the Company, you should insert the aggregate number of Company Shares. If no number is inserted, this form of proxy shall be deemed to relate to all the Company Shares registered in your name(s) in the Depository Register and/or the Register of Members of the Company.

3.	If any other proxy is to be appointed, and you do not wish to appoint the Chairman of the Meeting as your proxy, please strike out the words “the Chairman of the Meeting” and insert the name, NRIC/passport number and address of the proxy desired in the blank space provided. IF THE WORDS “THE CHAIRMAN OF THE MEETING” ARE NOT STRUCK OUT, AND THE BOX IS LEFT BLANK OR INCOMPLETE, OR THE NAMED PROXY DOES NOT TURN UP AT THE MEETING, THE CHAIRMAN OF THE MEETING SHALL BE DEEMED TO BE APPOINTED AS YOUR PROXY.

4.	IMPORTANT:

4.1	If you wish to vote “for” the Scheme, please indicate your vote with a “X” within the box marked “FOR the Scheme”.

4.2	If you wish to vote “against” the Scheme, please indicate your vote with a “X” within the box marked “AGAINST the Scheme”.

4.3	If you wish to vote BOTH “for” the Scheme and “against” the Scheme, please indicate your vote with a “X” AND indicate the number of Company Shares you wish to vote within the box marked “FOR the Scheme” and within the box marked “AGAINST the Scheme”, respectively.

4.4	If you indicate your vote with a “X” in either the box marked “FOR the Scheme” OR the box marked “AGAINST the Scheme”, but fail to insert any number, this form of proxy shall be deemed to relate to all the Company Shares registered in your name in the Register of Members of the Company and/or the Depository Register.

4.5	In the absence of any specific directions, the proxy will vote or abstain as he may think fit. In particular, if you indicate your vote with an “X” in both the box marked “FOR the Scheme” AND the box marked “AGAINST the Scheme”, but fail to insert any number, the proxy will vote or abstain as he may think fit.

4.6	Please note that voting will be by way of poll, and in relation to voting:

(i)	for the purposes of determining whether the resolution approving the Scheme is approved by three-fourths in value of the Shareholders present and voting either in person or by proxy at the Meeting, a Shareholder entitled to more than one vote need not use all his/its votes or cast all the votes he/it uses in the same way. A Shareholder may choose to:

(a)	vote “for” the Scheme;

(b)	vote “against” the Scheme; and/or

(c)	abstain from voting;

(ii)	for the purposes of determining whether the resolution approving the Scheme is approved by a majority in number of the Shareholders present and voting either in person or by proxy at the Meeting:

(a)	a Shareholder will be taken to have voted “for” the Scheme, if the number of Company Shares voted “for” the Scheme by him/it is larger than the number of Company Shares voted “against” the Scheme by him/it, or “against” the Scheme, if the number of Company Shares voted “against” the Scheme by him/it is larger than the number of Company Shares voted “for” the Scheme by him/it; and

(b)	a Shareholder will be taken to have cast a spoilt and invalid vote, if the number of Company Shares voted both “for” and “against” the Scheme by him/it are equal; and

(iii)	a Shareholder voting by proxy shall be included in the count of Shareholders present and voting at the Meeting as if that Shareholder was voting in person, such that the votes of a proxy who has been appointed to represent more than one Shareholder at the Meeting shall be counted as the votes of the number of appointing Shareholders.

5.	YOU MAY APPOINT ONE (AND NOT MORE THAN ONE) PERSON AS YOUR PROXY TO ATTEND AND VOTE IN YOUR STEAD. The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

6.	You are requested to lodge this form of proxy at the registered office of the Company situated at 60 Woodlands Industrial Park D Street 2 Singapore 738406, not less than 48 hours before the time appointed for holding the Meeting, but if this form is not so lodged it must be handed to the Chairman of the Meeting at the Meeting and before the commencement of the Meeting.

7.	In the case of joint holders of Company Shares, any one of such persons may vote, but if more than one of such persons tender votes, the person whose name stands first on the Register of Members of the Company or (as the case may be) the Depository Register shall alone be entitled to vote.

8.	This form of proxy must be signed by you or your attorney duly authorised in writing, or if you are a corporation, must either be executed under seal or under the hand of an officer or attorney duly authorised. The signature need not be witnessed.

9.	Any alteration made to this form of proxy should be initialed by the person who signs it.

10.	The Company shall be entitled to reject this form of proxy if it is incomplete, improperly completed, illegible or where your true intentions are not ascertainable from your instructions specified in this form of proxy. In addition, in the case of a Shareholder whose Company Shares are entered in the Depository Register, the Company may reject any form of proxy deposited if you, being the appointer, is not shown to have Company Shares entered against your name in the Depository Register as at 48 hours before the time set for holding the Meeting, as certified by The Central Depository (Pte) Limited to the Company.

11.	ADS Holders will not be entitled to attend or vote at the Meeting. However, ADS Holders may instruct the ADS Depositary how to vote the Company Shares underlying their ADSs at the Meeting. The ADS Depositary will endeavour insofar as practicable to vote or cause to be voted at the Meeting the number of Company Shares represented by such ADSs in accordance with the instructions of the registered holders of such ADSs. ADS Holders as at the ADS Voting Record Date may sign and complete an ADS Voting Instructions Card in accordance with the instructions printed thereon. The ADS Voting Instructions Card must be completed and received by the ADS Depositary no later than 10:00 a.m. (New York time) on 29 October 2009 to ensure that the ADS Depositary votes or causes the ADS Custodian Bank to vote the Company Shares underlying the ADSs covered by such ADS Voting Instructions Card.